Exhibit 99.1

PAN AMERICAN SILVER SETTLES STRIKE AT ITS MOROCOCHA MINE

Vancouver, B.C. – April 14, 2009 – Pan American Silver Corp. (“Pan American” or the “Company”), (NASDAQ: PAAS; TSX: PAA) is pleased to report that last Wednesday, April 8, 2009, the Company and the unionized workers at its Morococha mine in Peru reached a settlement, which ended the strike that had started on April 2.  Normal underground mining operations resumed on Friday, April 10, with both the Company and contractor miners reporting to work.

The Company also reports that the repairs to the crack in the primary rod mill, discovered in the course of maintenance activities that were being carried out during the strike, should be completed within the next two days.  With the mill repaired, the processing plant should return to full capacity by this coming weekend.

Pan American does not expect the short term production disruption at Morococha to significantly impact its annual production objectives and the Company still expects to produce 21.5 million ounces in 2009, as previously forecast.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia, and Argentina.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, who is the Company’s Qualified Person for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ANTICIPATED CONSEQUENCES OF ANY WORK STOPPAGES; THE ABILITY OF PAN AMERICAN TO EFFECT REPAIRS OR TO BRING THE PROCESSING PLANT BACK TO FULL CAPACITY IN A SPECIFIED TIME PERIOD; AND PAN AMERICAN’S 2009 FORECAST ANNUAL SILVER PRODUCTION.   THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN

WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.